UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

  (Translation of Registrant’s Name into English)

Terminal Center, 1 Yahadut Canada Street

Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K is furnished by Magic Software Enterprises Ltd., or Magic, to the Securities and Exchange Commission for the sole purpose of reporting the appointment to Magic’s board of directors of Mr. Sami Totah.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

Date: October 15, 2023	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

2